February 15, 2008

MAIL STOP 3561

William Raike, President
Raike Real Estate Management Inc., Manager
WFG Real Estate Income Fund, LLC
117 Towne Lake Parkway, Ste. 214
Woodstock, GA 30188

Re: Raike Real Estate Income Fund, LLC
Amendment 8 to the Offering Statement on
Form 1-A
Filed February 4, 2008
File No. 24-10163

Dear Mr. Raike:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I - Notification
Significant Parties

1. We reissue comment one from our letter dated January 30, 2008. Please list the business and residential addresses for each person listed in this section.

Offering Circular
Cover Page

2. We reissue comment two from our letter dated January 30, 2008. Please clearly refer to Woodstock Financial Group Inc. throughout the offering circular as an

underwriter. Woodstock Financial Group Inc. should be clearly identified on the cover page. Also, if other underwriters will be utilized in the offering, clearly identify them.

Business of the Fund, page 19

3. We reissue comment seven from our letter dated January 30, 2008. Please provide a detailed plan of operations as requested by Item 6(a)(3)(i) of Model B of Form 1-A. Please revise to clarify how you will conduct your business based on the level of proceeds you receive.

4. Please discuss in greater detail the formula devised by the Fund and its investment consultants that will be used to analyze each investment.

5. As requested in comment eight from our letter dated January 30, 2008, please clarify the information gathered by Mr. Raike into local markets and prospective investment opportunities.

6. We reissue comment ten from our letter dated January 30, 2008. You indicate that the Fund will invest in "undervalued and/or distressed properties." Please provide clear disclosure of the potential risks to the company and/or investors relating to undervalued and/or distressed properties. Add appropriate risk factor disclosure. Also, in light of the current real estate market, add risk factor disclosure as appropriate.

7. We continue to note that the operating plan filed with the prior amendment includes a more detailed discussion of your plan of business than the offering circular. Please disclose the material terms of your plan of business, as set forth in the operating plan, or explain. For example, we note the disclosure that you will generally offer between 65 and 80% of the market value of the proposed properties minus repairs, and that you will not acquire projects that have not received final permitting and zoning approval. We also note the statement that you intend to hold the properties for an average of three years.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

William Raike
WFG Real Estate Income Fund LLC
February 15, 2008
Page 3

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Geoffrey Chalmers
    Fax (617) 227-3709